UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.   )*

MakeMyTrip Limited
(Name of Issuer)

Ordinary Shares, par value $0.0005 per share
(Title of Class of Securities)

V5633W109
(CUSIP Number)

MIH Internet SEA Private Limited
#13-10 Parkview Square
600 North Bridge Road
Singapore
188778
Attn: Wayne Benn
+852 2202 5789

with a copy to

Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
Attn: David Mercado
+44 207 453 1060

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V5633W109

1	NAMES OF REPORTING PERSONS
MIH Internet SEA Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
39,384,574 ordinary shares*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
39,384,574 ordinary shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,384,574 ordinary shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.2%**

14	TYPE OF REPORTING PERSON
CO

*
See Items 3, 5 and 6 on this Statement on Schedule 13D. The Reporting Person beneficially owns 38,971,539 Class B convertible ordinary shares (the “Class B Shares”) and 413,035 additional Ordinary Shares of the Issuer.  The Class B Shares are convertible into ordinary shares of the Issuer (the “Ordinary Shares”) on a one-for-one basis (subject to adjustment in the event of stock splits, dividends or other combinations that could dilute outstanding securities of the Issuer), at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 below.

**
The above calculation assumes conversion of all of the Class B Shares beneficially owned by the Reporting Person and is based upon the sum of (i) 51,801,631 Ordinary Shares issued and outstanding as of January 31, 2017, as disclosed in the Issuer’s announcement disclosed on Form 6-K, filed with the Comission on January 31, 2017 and (ii) 38,971,539 Ordinary Shares issuable upon conversion of the Class B shares on a one-for-one basis and 413,035 additional Ordinary Shares.

CUSIP No. V5633W109

1	NAMES OF REPORTING PERSONS
Naspers Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
39,384,574 ordinary shares*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
39,384,574 ordinary shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,384,574 ordinary shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.2%**

14	TYPE OF REPORTING PERSON
CO

*
See Items 3, 5 and 6 on this Statement on Schedule 13D. The Reporting Person beneficially owns 38,971,539 Class B convertible ordinary shares (the “Class B Shares”) and 413,035 additional Ordinary Shares of the Issuer.  The Class B Shares are convertible into ordinary shares of the Issuer (the “Ordinary Shares”) on a one-for-one basis (subject to adjustment in the event of stock splits, dividends or other combinations that could dilute outstanding securities of the Issuer), at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 below.

**
The above calculation assumes conversion of all of the Class B Shares beneficially owned by the Reporting Person and is based upon the sum of (i) 51,801,631 Ordinary Shares issued and outstanding as of January 31, 2017, as disclosed in the Issuer’s announcement disclosed on Form 6-K, filed with the Comission on January 31, 2017 and (ii) 38,971,539 Ordinary Shares issuable upon conversion of the Class B shares on a one-for-one basis and 413,035 additional Ordinary Shares.

CUSIP No. V5633W109

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D relates is the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), of MakeMyTrip Limited, a limited liability company organized under the laws of Mauritius (the “Issuer”).   The principal executive office of the Issuer is located Tower A, S P Infocity, Plot No. 243, Udyog Vihar Phase 1, Gurgaon- 122 016, Haryana, India.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) This statement is being filed jointly by MIH Internet SEA Private Limited, a limited liability company organized under the laws of Singapore (“MIH”), and Naspers Limited, a limited liability company organized under the laws of the Republic of South Africa (“Naspers” and, together with MIH, the “Reporting Persons”).

MIH is a 91.29% subsidiary of MIH B2C Holdings B.V., a private limited liability company organized under the laws of The Netherlands (“MIH B2C”). MIH B2C is a wholly owned subsidiary of Myriad International Holdings B.V., a private limited liability company organized under the laws of The Netherlands, which is a wholly owned subsidiary of MIH Ming He Holdings Limited, a limited liability company organized under the laws of Hong Kong, which is a wholly owned subsidiary of MIH Holdings (Pty) Limited, a limited liability company organized under the laws of the Republic of South Africa, which is a wholly owned subsidiary of Naspers.  Naspers is a widely held company listed on the Johannesburg Stock Exchange. Naspers, the aforementioned wholly owned subsidiaries of Naspers and MIH are collectively referred to herein as the “Naspers Entities”.

The name, state or other place of organization and address of the principal office of each of the Reporting Persons and the other Naspers Entities are set forth on Schedule A attached hereto and are incorporated herein by reference. The principal business of the Naspers Entities is holding securities for investment in global technology businesses including in internet assets, ecommerce, video entertainment and media segments. The principal business of MIH is holding securities for investment in the Issuer and certain other online businesses.

The name, citizenship, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such present principal occupation or employment is conducted, of each director and executive officer of the Naspers Entities (collectively referred to herein as the “Directors and Officers”) are set forth on Schedule B attached hereto and incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Directors and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Directors and Officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Schedule B hereto for the citizenship of the Directors and Officers.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As a result of entering into the Transaction Agreement dated as of October 18, 2016 among the Issuer, MIH and, solely for the purposes of Article XIII therein, MIH B2C (the “Transaction Agreement”) and the closing of the transactions contemplated thereunder (the “Closing”), the Reporting Persons may be deemed to be the beneficial owner of, in aggregate, 38,971,539 Class B convertible ordinary shares (the “Class B Shares”) and 413,035 additional Ordinary Shares (the “Additional Ordinary Shares”) of the Issuer.  The Class B Shares are convertible into Ordinary Shares on a one-for-one basis (subject to adjustment in the event of stock splits, dividends or other combinations that could dilute outstanding securities of the Issuer), at any time at the election of the Reporting Persons, and automatically upon the occurrence of certain events, as discussed in Item 6 below.

The consideration for the Class B Shares included the sale to the Issuer of all of the issued and outstanding shares of Ibibo Group Holdings (Singapore) Pte Limited (“ibibo Group”) by MIH.  In connection with the acquisition, the parties undertook a working capital adjustment and MIH made a pro rata cash infusion of $82,826,627 to the combined business.  The source of the cash infusion was cash on hand.  The consideration for the Additional Ordinary Shares was $8,752,211.65. The source of the consideration was cash on hand.

CUSIP No. V5633W109

The response set forth in Item 6 of this Statement on Schedule 13D is incorporated by reference in its entirety into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

MIH entered into the Transaction Agreement for strategic purposes.  The transfer of ibibo Group to the Issuer in exchange for the issuance of the Class B Shares to MIH allows MIH and the Issuer to integrate their complementary businesses to benefit from the synergies that will arise from the combined technological capabilities, trained workforce, and existing relationships with suppliers, particularly given the highly competitive nature of the travel industry in India.

The Reporting Persons will routinely monitor and review a wide variety of considerations with respect to the Issuer, including, without limitation, the Issuer’s operations, assets, prospects and business development, its management and board of directors, its capital structure, its competitive position and strategic matters and general economic, financial market and industry conditions, and will also routinely monitor and review potential responses on the part of the Issuer to such considerations, including, without limitation, potential investment opportunities and strategies and potential strategic transactions.  The Reporting Persons have discussed, and expect to continue to discuss, any or all of these matters with representatives of the Issuer's management or board of directors, with other shareholders of the Issuer and with other interested third parties.  The Reporting Persons may, as a result of this monitoring, review and discussions, acquire additional securities of the Issuer, sell securities of the Issuer or make proposals to the Issuer or other shareholders of the Issuer concerning the composition of the Issuer’s board of directors, potential strategic transactions involving the Issuer or puchases or sales of securities of the Issuer.  In addition, the Reporting Persons may respond to proposals from other shareholders of the Issuer or third parties concerning potential strategic transactions involving the Issuer.

The responses set forth in Items 3 and 6 of this Statement on Schedule 13D are incorporated by reference in their entirety into this Item 4.

Except as discussed above, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, the persons listed in Schedule A or B, have any present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) through 4(j) of Schedule 13D promulgated under the Securities Exchange Act of 1934 (as amended, the “Act”).  However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the foregoing considerations, discussions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
See Items 7 through 13 on the cover pages to this Statement on Schedule 13D, which are incorporated by reference in their entirety into this Item 5(a).  MIH is the holder of record of the Class B Shares and the Additional Ordinary Shares.  Each of the Naspers Entities may be considered to beneficially own in aggregate 38,971,539 Class B Shares, representing 100% of the Issuer’s Class B Shares, and 413,035 Additional Ordinary Shares, by virtue of its direct and indirect ownership of all of the equity and voting power in MIH B2C and 91.29% of the equity and voting power in MIH.  The Class B Shares are convertible into Ordinary Shares on a one-for-one basis (subject to adjustment in the event of stock splits, dividends or other combinations that could dilute outstanding securities of the Issuer), at any time at the election of the Reporting Persons, and automatically upon the occurrence of certain events, as discussed in Item 6 below. Assuming conversion of the Class B shares on a one-for-one basis, the Class B Shares and the Additional Ordinary Shares comprise approximately 43.2% of the Ordinary Shares of the Issuer and the Reporting Persons are the beneficial owners of 43.2% of the voting power of the Issuer’s capital stock, which includes both Ordinary Shares and Class B Shares. The percentage of Ordinary Shares beneficially owned is based upon 91,186,205 Ordinary Shares (including Ordinary Shares issuable upon conversion of the Class B Shares on a one-for-one basis).

(b)
The Reporting Persons do not directly own any Ordinary Shares of the Issuer.  As of the date hereof, and as a result of the Reporting Persons’ beneficial ownership, in aggregate, of 38,971,539 Class B Shares and 413,035 Additional Ordinary Shares, the Reporting Persons are deemed to beneficially own, in aggregate, by reason of the provisions of Rule 13d-3 under the Act, 39,384,574 Ordinary Shares. The number of Ordinary Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in Items 7 through 13 on the cover pages to this Statement on Schedule 13D, which are incorporated by reference in their entirety into this Item 5(b).  See Item 2 of this Statement on Schedule 13D for information on the Naspers Entities.

(c)	There have been no transactions effected by the Reporting Persons with respect to any Ordinary Shares in the past 60 days.

CUSIP No. V5633W109

(d)
MIH is currently the only person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares or the Additional Ordinary Shares.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer, MIH and, solely for the purposes of Article XIII thereof, MIH B2C are parties to the Transaction Agreement.  The Transaction Agreement was amended on January 13, 2017. A copy of the Transaction Agreement is attached to this Statement on Schedule 13D as Exhibit 99.1 hereto and a copy of the amendment to the Transaction Agreement is attached to this Statement on Schedule 13D as Exhibit 99.2 hereto. Each of the Transaction Agreement and the amendment to the Transaction Agreement is incorporated in its entirety into this Item 6. Pursuant to the Transaction Agreement, the parties thereto agreed that the Class B Shares would have the rights and preferences set forth in the Terms of Issue.  The Terms of Issue are attached to this Statement on Schedule 13D as Exhibit 99.3 hereto and are incorporated in their entirety into this Item 6. In connection with the Transaction Agreement, the Issuer, MIH and certain other parties entered into a registration rights agreement, dated as of October 18, 2016 (the “Registration Rights Agreement”), pursuant to which holders of the Class B Shares have certain rights and obligations.  A copy of the Registration Rights Agreement is attached to this Statement on Schedule 13D as Exhibit 99.4 hereto and is incorporated in its entirety into this Item 6. There are no additional rights or preferences in respect of the Additional Ordinary Shares.

Terms of the Class B Shares

Except as otherwise provided under the Terms of Issue, the powers and rights of the Class B Shares are identical to those of the Ordinary Shares and the holders of Class B Shares vote together with the holders of Ordinary Shares as a single class with one vote per Class B Share.

Conversion

The Class B Shares are convertible into Ordinary Shares of the Issuer on demand by the holder or automatically in the event of transfers of the Class B Shares in certain circumstances.  A Class B Share will automatically convert into one ordinary share of the Issuer upon the transfer of such Class B Share to any person, except in the event of a transfer to (i) a Permitted Holder, (ii) a transferee in a Forty Percent Transfer or, (iii) a permitted pledgee of the Class B Share.  “Permitted Holders” refers to (i) Naspers or any of its affiliates, (ii) any person that directly or indirectly acquires all or a substantial portion of Naspers’ e-commerce business or any affiliate of such person, (iii) any person that directly or indirectly acquires all or a substantial portion of Naspers’ business-to-consumer business or any affiliate of such person or (iv) the transferee or its affiliates following a Forty Percent Transfer.  A “Forty Percent Transfer” refers to a transfer of Class B Shares to a person other than a Permitted Holder involving (i) Class B Shares equal to or more than 40% of the total voting power of all the Issuer’s voting securities or (ii) all of the Class B Shares held by such transferring Class B Members (as defined below), so long as such Class B Shares represent at least 30% of the total voting power of all of the Issuer’s voting securities.  Class B Shares may be pledged as collateral security for any indebtedness for borrowed money due to the person to whom the pledge is made or its nominee; provided, that such pledgee may not vote the shares and they shall automatically convert upon the pledgee foreclosing on such shares.

Following a conversion of Class B Shares into Ordinary Shares of the Issuer, the resulting Ordinary Shares will be duly authorized, fully paid and non-assessable and free of any preemptive rights.  Furthermore, in the event of the issuance of the Issuer’s securities as a dividend or in the case of a sub-division, split-up, combination or a change of the Issuer’s securities into a different number or class of securities, or any other similar transaction that could dilute outstanding securities of the Issuer, the conversion rate for the Class B Shares shall be appropriately adjusted to prevent the dilution of the Class B Shares.

Preemptive Rights

If the Issuer at any time proposes to issue voting securities (including as acquisition consideration in connection with an acquisition by the Issuer) and MIH and all other Permitted Holders own 10% or more of the voting power of all of the Issuer’s voting securities, then holders’ of the Class B Shares (“Class B Members”) shall have the right to subscribe for and purchase from the Issuer additional Class B Shares in such amount as to allow such holders to maintain the same percentage voting power as prior to the issuance.  Notwithstanding the foregoing, the preemptive rights described above will not apply with respect to issuances made pursuant to (i) the Issuer’s 2001 Equity Option Plan and 2010 Share Incentive Plan and (ii) the terms of Ctrip.com International Ltd.’s (“Ctrip”) convertible notes.

CUSIP No. V5633W109

Governance and Voting Rights

So long as MIH and all other Permitted Holders own 10% or more of the voting power of all the Issuer’s voting securities, the Class B Members will be entitled to (i) nominate from time to time a number of directors to the board of directors of the Issuer in proportion to their percentage ownership of the Issuer as a whole (including if over 40%), rounded to the nearest whole number; provided that, for so long as the Class B Members are entitled to nominate at least four directors to the Issuer’s board of directors, at least one of the nominees shall be a Mauritius resident and (ii) request the removal of any Class B Director (as defined below) at any time.  In the event of any vacancy of a Class B Director, the Class B Members shall have the exclusive right to designate a replacement to fill such vacancy, and except as required by law or the Issuer’s constitution, neither the Issuer nor its board of directors may remove any director nominated by the Class B Members (the “Class B Directors”), unless such removal is at the written direction of the Class B Members or for cause.   In the event the number of Class B Directors at any given time is greater than the number of directors the holders of Class B Shares are entitled to nominate (in proportion to their percentage ownership as described above), the Class B Members shall cause the applicable number of Class B Directors to tender their resignations from the board of directors promptly, including causing all Class B Directors to tender resignations in the event MIH and Permitted Holders no longer own at least 10% of the voting power of all the Issuer’s voting securities.

At any time MIH and all other Permitted Holders hold 15% or more of the voting power of all the Issuer’s voting securities, then a quorum for meetings of the board of directors of the Issuer shall require a majority of the board of directors, including no fewer than two Class B Directors and two Mauritius resident directors.

At any time MIH and all other Permitted Holders hold 10% or more of the voting power of all the Issuer’s voting securities, one Class B Director shall serve on each committee of the Issuer’s board of directors.  For so long as Class B Members are entitled to nominate directors or Class B Directors in fact serve on the board of directors of the Issuer, (i) the board of directors will not form an executive committee (or similar committee) unless the Class B Directors are represented on such committee in proportion to the percentage ownership of the Issuer held by Class B Members, rounded to the nearest whole number and (ii) all consideration of, and voting with respect to, any business combination, tender offer or exchange offer, sale or acquisition, liquidation or dissolution, material financing involving the Issuer or any of its subsidiaries or the appointment of executive officers will take place only at the level of the full board of directors.  At any time MIH and all other Permitted Holders hold 10% or more of the voting power of all the Issuer’s voting securities and no Class B Director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer.

Under the Terms of Issue, at any time MIH and all other Permitted Holders hold 15% or more of the voting power of all the Issuer’s voting securities, the Issuer and its subsidiaries will not be able to take certain significant actions without the prior approval of both a majority of the Issuer’s board of directors (including the Class B Directors) and a majority of the Class B Directors. These actions include: (i) certain acquisitions, borrowings and capital expenditures by the Issuer or its subsidiaries; (ii) issuances of equity interests in the Issuer or its subsidiaries; (iii) certain dispositions of equity interests in, or assets of, the Issuer or the Issuer’s subsidiaries; (iv) material or adverse changes to, or restrictions on, the rights of Class B Members and Class B Directors; (v) certain changes to the business of the Issuer or its subsidiaries; and (vi) termination of the employment of certain executive members of the Issuer and its subsidiaries.

Transfer

For two years following the acquisition of the Class B Shares, Class B Members cannot transfer any of (i) the Class B Shares or (ii) any Ordinary Shares acquired by MIH or any of its Affiliates (as that term is defined in the Transaction Agreement) the beneficial ownership of which allows MIH to satisfy a required ownership percentage and acquire additional investor rights under the Transaction Agreement or the Terms of Issue that it would not have had but for the beneficial ownership of such shares  (the “Covered Shares”) to certain specified competitors.  Furthermore, for one year after the Closing, Class B Members cannot transfer any of their Covered Shares to any person who, after giving effect to such transfer, would beneficially own 15% or more of the Issuer, subject to certain conditions.

In connection with any transfer of the Class B Shares to a person other than a Permitted Holder of a number of Class B Shares equal to or more than 30% (but less than 40%) or equal to or more than 15% (but less than 30%) of the total voting power of the Issuer, the transferring holder of the Class B Shares shall have the one-time option to require the Issuer to enter into a separate shareholders agreement with the relevant transferee, pursuant to which such transferee shall be provided with substantially the same rights (and subject to the same restrictions on transfer set forth in the Terms of Issue) provided to holders of the Class B Shares in the Terms of Issue as well as certain registration rights consistent with those provided to MIH pursuant to the Registration Rights Agreement; provided that in the case of a transfer of Class B Shares equal to or more than 15% (but less than 30%) of the total voting power of the Issuer, the transferee shall not be provided with rights equivalent to the reserved matter rights (as described below) under the Terms of Issue.

CUSIP No. V5633W109

Registration Rights

The Class B Shares are unlisted, not admitted to trading on any stock exchange and subject to, as described above, restrictions on transfer until converted into Ordinary Shares. However, the Class B Shares are registrable shares under the Registration Rights Agreement, pursuant to which the Issuer has agreed to provide certain demand registration rights and piggyback registration rights (subject to the terms, conditions and exceptions described in the Registration Rights Agreement) to the shareholders party thereto, including holders of Class B Shares and permitted transferees of such Class B Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Transaction Agreement
Exhibit 99.2	Amendment to the Transaction Agreement
Exhibit 99.3	Terms of Issue
Exhibit 99.4	Registration Rights Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2017

MIH Internet SEA Private Limited

By:	/s/ Jeremy Briscombe
Name: Jeremy Briscombe
Title: Director

Naspers Limited

By:	/s/ Vasileios Sgourdos
Name: Vasileios Sgourdos
Title: Financial Director

CUSIP No. V5633W109

SCHEDULE A

ENTITIES

Entity	Name, state or other place of organization	Address of the principal business and principal office
MIH Internet SEA Private Limited	Singapore	#13-10 Parkview Square 600 North Bridge Road Singapore 188778
MIH B2C Holdings B.V.	The Netherlands	Taurusavenue 105 2132LS Hoofddorp The Netherlands
Myriad International Holdings B.V.	The Netherlands	Taurusavenue 105 2132LS Hoofddorp The Netherlands
MIH Ming He Holdings Limited	Hong Kong	3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong
MIH Holdings (Pty) Limited	South Africa	251 Oak Avenue Randburg South Africa 2194
Naspers Limited	South Africa	40 Heerengracht Cape Town South Africa 8001

CUSIP No. V5633W109

SCHEDULE B

DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the Directors and Officers are set forth below.

MIH Internet SEA Private Limited

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Oliver Minho Rippel	Germany	Director #13-10 Parkview Square 600 North Bridge Road Singapore 188778
Serge De Reus	Netherlands	Director Taurusavenue 105 213LS Hoofddorp The Netherlands
Jeremy Thomas Briscombe	Australia	Director 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong

MIH B2C Holdings B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Serge de Reus	Netherlands	Director Taurusavenue 105 2132LS Hoofddorp The Netherlands
Jaco van der Merwe	South Africa	Director Taurusavenue 105 2132LS Hoofddorp The Netherlands
Roger Clark Rabalais	USA	Director Taurusavenue 105 2132LS Hoofddorp The Netherlands
Oliver Minho Rippel	Germany	Director #13-10 Parkview Square 600 North Bridge Road Singapore 188778

CUSIP No. V5633W109

Myriad International Holdings B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Serge de Reus	Netherlands	Director Taurusavenue 105 2132LS Hoofddorp The Netherlands
Jaco van der Merwe	South Africa	Director Taurusavenue 105 2132LS Hoofddorp The Netherlands
Petrus Jacobus Pretorius Olivier	South Africa	Director Taurusavenue 105 2132LS Hoofddorp The Netherlands
Emily Frances Barker	Australia	Director Taurusavenue 105 2132LS Hoofddorp The Netherlands
Lydia Paterson	Canada	Director Taurusavenue 105 2132LS Hoofddorp The Netherlands

MIH Ming He Holdings Limited

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Charles St Leger Searle	Australia	Director Room 2908, 29/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong
Vasileios Sgourdos	Greece	Director 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong
Bob Van Dijk	Netherlands	Director Taurusavenue 105 213LS Hoofddorp The Netherlands
Martin John Scheepbouwer	Netherlands	Director Taurusavenue 105 213LS Hoofddorp The Netherlands
Petrus Jacobus Pretorius Olivier	South Africa	Director 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong
Wayne Gary Benn	South Africa	Director 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong

CUSIP No. V5633W109

MIH Holdings (Pty) Limited

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Bob van Dijk	The Netherlands	Executive director and chief executive: Naspers Limited Taurusavenue 105 2132LS Hoofddorp The Netherlands
Vasileios Sgourdos	Dual: South Africa/Greece	Financial Director: Naspers Limited 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong
Stephan Joseph Zbigniew Pacak	Dual: South Africa/United Kingdom	Non-executive director: Naspers Limited 40 Heerengracht Cape Town 8001
Gillian Kisbey-Green	South Africa	Group Company Secretary: Naspers Limited and MIH Holdings Proprietary Limited MultiChoice MultiChoice City 144 Bram Fischer Dr Randburg 2194

Naspers Limited

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Jacobus Petrus Bekker	Dual: South Africa/The Netherlands	Non-executive chair: Naspers Limited 40 Heerengracht Cape Town 8001
Bob van Dijk	The Netherlands	Executive director and chief executive: Naspers Limited Taurusavenue 105 2132LS Hoofddorp The Netherlands
Vasileios Sgourdos	Dual: South Africa/Greece	Financial Director: Naspers Limited 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong
Mark Remon Sorour	South Africa	Executive director and chief investment officer: Naspers Limited 40 Heerengracht Cape Town 8001
Hendrik Jacobus du Toit	Dual: South Africa/United Kingdom	Chief executive: Investec Asset Management and Non-executive director: Naspers Limited 25 Basinghall Street London, EC2V 5HA
Craig Lawrence Enenstein	United States	Chief executive officer: Corridor Capital and Non-executive director: Naspers Limited 12400 Wilshire Boulevard Suite 645 Los Angeles CA 90025
Donald Gordon Eriksson	South Africa	Non-executive director: Naspers Limited Unit 5, Fair Oaks 230 Willson Street Fairlands 2195

Liu Guijin	China	Non-executive director: Naspers Limited Room 304, Building 7 No. A28 Guangqumen Wai St Chaoyang District Beijing, China, 100022
Rachel Catharina Cornelia Jafta	South Africa	Professor: Stellenbosch University and Non-executive director: Naspers Limited Dept. Economics Room 516, Schumann Building Bosman Street Stellenbosch 7600
Francis Lehlohonolo Napo Letele	South Africa	Chair: MultiChoice and Non-executive director: Naspers Limited MultiChoice City 144 Bram Fischer Dr Randburg 2194
Debra Meyer	South Africa	Professor: University of Johannesburg (UJ) and Non-executive director: Naspers Limited Faculty of Science C Ring 212 Kingsway Campus Aucklandpark 2006
Roberto Oliveira de Lima	Brazil	Non-executive director: Naspers Limited Rua Armando Petrella 431 Torre 7 UN. 10 CEP 05679 010 São Paulo SP Brazil
Stephan Joseph Zbigniew Pacak	Dual: South Africa/United Kingdom	Non-executive director: Naspers Limited 40 Heerengracht Cape Town 8001
Tshamano Mohau Frederik Phaswana	Dual: South Africa/Belgium	Non-executive director: Naspers Limited c/o Eilidh Green Standard Bank Executive Floor 5 Simmonds Street, Johannesburg 2001
Jacobus du Toit Stofberg	Dual: South Africa/United Kingdom	Non-executive director: Naspers Limited Flat 6, Bellmoor East Heath Road Hampstead, London NW3 1DY
Benedict James van Der Ross	South Africa	Non-executive director: Naspers Limited Silvertree Estate 3 Eton Way Westlake Cape Town
Gillian Kisbey-Green	South Africa	Group Company Secretary: Naspers Limited and MIH Holdings Proprietary Limited MultiChoice MultiChoice City 144 Bram Fischer Dr Randburg 2194